Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com
Ivan K. Blumenthal | 212.692.6784 | ikblumenthal@mintz.com

April 16, 2010

Celeste M. Murphy, Legal Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E. - Mail Stop 3720
Washington, D.C. 20549

Re:	Wave2Wave Communications, Inc.
Registration Statement on Form S-1/A
Filed on April 16, 2010
File No. 333-164791

Dear Ms. Murphy:

          On behalf of Wave2Wave Communications, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Company’s Registration Statement on Form S-1, File No. 333-164791, as initially filed with the Commission on February 8, 2010, as amended on April 5, 2010 (the “Amendment”). We are delivering clean and marked courtesy copies of the Amendment to you.

          Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”), dated April 13, 2010. The responses are numbered to correspond to the comments set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter, and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company. References herein to page numbers of the Amendment refer to page numbers of the marked Amendment.

          On behalf of the Company, we advise you as follows:

General

1.      We note your response to prior comment one in our comment letter dated March 5, 2010. Any comments on the Confidential Treatment Request you submitted on April 5, 2010 will be sent under separate cover.

Response: Simultaneously with the filing of the Amendment, the Company has filed its response to the Commission’s comments with respect to the Company’s Confidential Treatment Request, set forth in a letter dated April 13, 2010.

Dilution, page 39

2.      We note your response to prior comment 21 in our comment letter dated March 5, 2010, and the revised disclosure on page 39. Please revise to include the dilution per share new investors will experience upon the exercise of any of your outstanding stock options.

Response: The Company has revised the disclosure on page 39 in response to the Commission’s comment to include a sentence with respect to the total dilution that investors in the Company’s offering would experience if options outstanding at December 31, 2009 are exercised on the date of the closing of the offering.

Unaudited Pro Forma Consolidated Financial Data, page 40

3.     We note your response to comment 22 in our letter dated March 5, 2010. Please expand the disclosures at page 40 to state that you feel the final allocation will no1 be materially different that the estimates in the pro forma, as stated in your response. Also please revise your disclosures to provide an analysis that shows how the effect of the change in the offering price to the low and high ends of your range (i.e. $9.00 and $11.00) would affect the purchase price and the related assets recorded and liabilities assumed.

Response: The Company has expanded the disclosure on page 42 with respect to the purchase price allocation and how it is affected by a change in the offering price from the midpoint of the offering to the low and high end of the range of the offering price.

Selected Historical Financial Data, page 45

4.      Disclose earnings per share data for each period presented in the table of selected financial data. Refer Item 301 of Regulation S-K.

Response: The Company has disclosed the earnings per share (“EPS”) on a fully diluted basis on page 45 in the section entitled “Selected Historical Data” in response to the Commission’s comment. These disclosures are consistent with EPS calculations disclosed in the Company’s audited financial statements and the accompanying notes.

Share-Based Compensation, page 57

5.      Disclose how you used the values derived from the discounted cash flow method and the market approaches to arrive at the estimated enterprise value.

Response: The Company has revised the section entitled “Stock-Based Compensation” in response to the Commission’s comment to include a discussion of its approach to determining enterprise value, and specifically the role of the income-based and market-based approaches to enterprise value. Please see pages 59-60 of the Amendment.

Income taxes, page 60

6.      The revised disclosures provided in response to comment 38 in our letter dated March 5, 2010 do not appear to fully address our prior comment. You disclose the factors supporting the assessment of the recoverability of deferred taxes include the additional taxable income provided by the acquisition of RNK and, based on historical trends, management forecasts that future earnings will be sufficient to recover deferred assets. However you reported a significant pre-tax loss for 2009 Mr. Steven Asman and only a moderate increase in revenues. Please disclose in more detail the material assumptions underlying your determination that the net asset will be realized. If the asset's realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other nonroutine transactions, you should provide a description of these assumed future events, quantified to the extent practicable. For example, you should disclose the minimum annualized rate by which taxable income must increase during the tax NOT, carryforward periods if realization of the benefit is dependent on taxable income higher than currently reported.

Response: The Company has revised its disclosure within the “Income Taxes” section on page 61. The Company has disclosed the material assumptions underlying its ability to fully realize its existing net tax assets, including a discussion of the trend of taxable versus U.S. GAAP income, forecasts for future earnings, the results of the previous three years as well as management’s expectations of future events that could accelerate its ability to fully realize the net tax asset.

Credit Facility Covenants, page 81

7.      We note your response to prior comment 18 in our comment letter dated March 5, 2010. Please revise to indicate the amount outstanding under the credit facility as of a recent practicable date, and advise us where this amount is represented in your Contractual Obligations table on page 76.

Response: The Company has revised the subject disclosure on page 83 in response to the Commission’s comment to state the amount drawn under Winncom Technologies Holding Limited’s credit facility as of the most recent practicable date. The credit facility is a liability of Winncom, and not of Wave2Wave Communications, Inc. As such, the credit facility is not referenced in the table of contractual obligations or in the section entitled “Contractual Obligations” on page 77 of the Amendment.

Base Salary, page 122

8.      We note your response to prior comment 48 in our comment letter dated March 5, 2010. Please provide further revisions on page 122 to explain with more specificity how Wave2Wave took into consideration compensation paid by industry competitors for similar positions, as well as market demand, to ensure that its salaries were competitive. To the extent that Wave2Wave made use of market surveys, phase address them in your revised disclosure.

Response: The Company has revised the subject disclosure on page 123 in response to the Commission’s comment.

Item 16, Exhibits and Financial Statements

9.      We note your response to prior comment 63 in our comment letter dated March 5, 2010. Please note that unless an exhibit has been filed pursuant to Item 601(b)(2) of Regulation S-K, any exhibit to your filing must be filed in its entirety, including appendices and attachments. Please confirm that you have filed all exhibits in their entirety unless it has been filed under Item 601(b)(2), or revise your registration statement to do so.

Response: The Company confirms that it has revised the Amendment to file all exhibits in their entirety unless any such exhibit has been filed under Item 601(b)(2) of Regulation S-K.

Statements of Operations, page F-5

10.     We note your response to comment 53 in our letter dated March 5, 2010. For compliance with SAB Topic II:B, please revise your Consolidated Statement of Operations and all other similar presentations in your filing by identifying the amount of applicable depreciation that is excluded from the caption “cost of services and sales.” For example revise your line item to present Cost of service and sales (exclusive of depreciation of $X shown separately below).

Response: All line items entitled “Cost of goods sold” that appear in the Company’s statements of operations data presented throughout the Amendment have been re-titled “Cost of goods sold (exclusive of depreciation shown separately below).” The Company also notes that pursuant to the guidance of SAB 11B, it had not presented an “income” line item on its statements of operations before presenting the effect of depreciation and amortization.

4. Restatement of Previously Issued Financial Statements, pave F-21

11.     Please add a description identifying the adjustment of $14,877,016 on the related party note payable RNK line.

Response: The Company has added a footnote on page F-22 in response to the Commission’s comment. The footnote discloses the nature of the adjustment, which was to properly segregate third party long-term debt from related party debt, specifically, the RNK notes payable which were debt obligations assumed by the Company to fund the acquisition of RNK Communications, Inc. during the fourth quarter of 2007.

Please call the undersigned at (212) 692-6784 with any comments or questions regarding the Amendment and please send a copy of any written comments to the undersigned at the following address:

Ivan K. Blumenthal, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. 666 Third Avenue New York, NY 10017 Phone: (212)692-6784 Fax: (212) 983-3115

Very truly yours,

/s/ Ivan K. Blumenthal